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                                                                   Exhibit 12.1


NTL Incorporated
Computation of Ratio of Earnings to Fixed Charges

                                             Nine Months
                                               Ended                                   Year Ended December 31,
                                            September 30,     ---------------------------------------------------------------
                                                 2003           2002(1)         2001           2000         1999        1998
                                              ---------       ----------     ----------     ---------     -------     -------
Fixed charges:
Interest and amortization of debt expense     $   557.8       $    857.9     $  1,337.9     $ 1,015.2     $ 737.9     $ 366.8
Interest portion of rental expense                 21.0             46.7           24.8          15.4         9.2         9.8
                                              ---------       ----------     ----------     ---------     -------     -------


Fixed charges                                     578.8            904.6        1,362.7       1,030.6       747.1       376.6
Preferred stock dividend requirement                 --               --             --            --        13.1        18.8
                                              ---------       ----------     ----------     ---------     -------     -------

Combined fixed charges and
   preferred stock dividend requirement
                                              $   578.8       $    904.6     $  1,362.7     $ 1,030.6     $ 760.2     $ 395.4
                                              =========       ==========     ==========     =========     =======     =======


Earnings:
(Loss) from operations                        $  (715.3)      $ (2,401.5)    $(11,718.9)    $(2,468.0)    $(743.4)    $(507.2)
Fixed charges                                     578.8            904.6        1,362.7       1,030.6       747.1       376.6
Less: Capitalized interest                         (5.5)           (46.3)         (67.7)        (95.1)      (41.8)      (27.8)
                                              ---------       ----------     ----------     ---------     -------     -------
                                              $  (142.0)      $ (1,543.2)    $(10,423.9)    $(1,532.5)    $ (38.1)    $(158.4)
                                              =========       ==========     ==========     =========     =======     =======

Ratio of Earnings to Fixed Charges (2)               --               --             --            --          --          --
Deficiency                                    $   720.8       $  2,447.8     $ 11,786.6     $ 2,563.1     $ 798.3     $ 553.8
Deficiency as adjusted for pref stock div                                                                  785.20      535.00


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The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1) In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was $1,425.4 million, which was $645.2 million in excess of reported interest expense.

(2) For the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the deficit of earnings to fixed charges was $720.8 million, $2,447.8 million, $11,786.6 million, $2,563.1 million, $785.2 million and $535.0 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.8 million and $362.9 million, respectively.